fetch! Dog Treats LLC

Financial Statements
For the Years Ended December 31, 2024 and 2025
Unaudited

Income Statement

For the Year Ended December 31, 2024

- Revenue: $167,606
- Cost of Goods Sold: $108,886
- **Gross Profit: $55,336**
- Operating Expenses: $65,931
- **Operating Income (Loss): ($10,595)**
- Other Income: $97
- **Net Income (Loss): ($10,498)**

For the Year Ended December 31, 2025

- Revenue: $144,058
- Cost of Goods Sold: $83,184
- **Gross Profit: $55,452**
- Operating Expenses: $57,790
- **Operating Income (Loss): ($2,338)**
- Other Income: $0
- **Net Income (Loss): ($2,338)**

Balance Sheet

As of December 31, 2024

Assets

- Cash and Cash Equivalents: $289
- Accounts Receivable: ($165)
- Other Current Assets: $10
- **Total Current Assets: $134**
- Property & Equipment (net): $3,983

Total Assets: $4,117

Liabilities

- Accounts Payable: $36,466
- Sales Tax Payable: $1,274
- Other Current Liabilities: ($1,870)
- **Total Current Liabilities: $35,869**
- Long-Term Debt: $45,568

Total Liabilities: $81,437

Equity

- Common Stock: $45,775
- Retained Earnings: $162,641
- Net Loss: ($10,498)
- Owner Draws: ($275,238)

Total Equity: ($77,320)

Total Liabilities and Equity: $4,117

As of December 31, 2025

Assets

- Cash and Cash Equivalents: $516
- Accounts Receivable: ($295)

- Other Current Assets: $0
- **Total Current Assets: $143**
- Property & Equipment (net): $3,983

Total Assets: $3,840

Liabilities

- Accounts Payable: $43,890
- Sales Tax Payable: $2,858
- Other Current Liabilities: ($1,975)
- **Total Current Liabilities: $44,773**
- Long-Term Debt: $43,780

Total Liabilities: $88,553

Equity

- Common Stock: $45,775
- Retained Earnings: $152,143
- Net Loss: ($2,338)
- Owner Draws: ($280,293)

Total Equity: ($84,713)

Total Liabilities and Equity: $3,840

Statement of Cash Flows

2024

- Net Loss: ($10,498)
- Depreciation: $13,201

Net Cash from Operations: ~$2,703

2025

- Net Loss: ($2,338)
- Depreciation: $0 (already accounted prior)

Net Cash from Operations: ($2,338)

Statement of Changes in Equity

2024

- Beginning Equity: $0
- Net Loss: ($10,498)
- Owner Draws: ($275,238)

Ending Equity: ($77,320)

2025

- Beginning Equity: ($77,320)
- Net Loss: ($2,338)
- Owner Draws: ($5,955) (net increase in draws YoY)

Ending Equity: ($84,713)

Notes to Financial Statements

1. Organization and Nature of Business

fetch! Dog Treats LLC is a New York-based small-batch manufacturer of all-natural dog treats. The Company sells products through wholesale, independent retail partners, and direct-to-consumer channels.

2. Basis of Accounting

The financial statements have been prepared on an accrual basis in accordance with generally accepted accounting principles (GAAP).

3. Use of Estimates

Management makes estimates and assumptions that affect reported amounts. Actual results may differ.

4. Cash and Cash Equivalents

Cash includes balances held in bank accounts and payment processors.

5. Revenue Recognition

Revenue is recognized when products are delivered or services rendered.

6. Property and Equipment

Equipment is recorded at cost and depreciated over its useful life.

7. Debt Obligations

The Company maintains various loans and financing arrangements used to support operations and growth.

8. Going Concern

The Company has incurred losses in prior years and has negative equity. Management is actively working to improve profitability through operational efficiency and increased production capacity.

9. Subsequent Events

Management has evaluated events through the date of issuance and determined no additional disclosures are required.